UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	1-31443

Hawaiian Holdings, Inc. NYSE Arca, Inc. (formerly Pacific Exchange)
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

3375 Koapaka Street, Suite G-350, Honolulu, HI 96819
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, par value $0.01
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐ 17 CFR 240.12d2-2(a)(1)

☐ 17 CFR 240.12d2-2(a)(2)

☐ 17 CFR 240.12d2-2(a)(3)

☐ 17 CFR 240.12d2-2(a)(4)

☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)

☒ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Hawaiian Holdings, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

May 11, 2007	By:	/s/ Peter R. Ingram	Executive Vice President, Chief Financial Officer and Treasurer
Date		Name	Title

(1)             Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

SEC1654(03-06)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

May 1, 2007

Mr. Peter R. Ingram
Executive Vice President, Chief Financial

Officer & Treasurer
Hawaiian Holdings, Inc.
3375 Koapaka Street, Suite G-350
Honolulu, Hawaii  96819

Re:          Request for Voluntary Withdrawal from Listing

Dear Mr. Ingram:

This letter is to confirm that the staff of NYSE Regulation has reviewed and approved Hawaiian Holdings, Inc.’s (“Company”) request to withdraw its Common Stock from listing on NYSE Arca, Inc. (“Exchange”).

To continue with the delisting process, no earlier than April 30, 2007, please file with the Securities and Exchange Commission (“Commission”) a Form 25 (pursuant to Rule 12d2-2c under the Securities Exchange Act of 1934) with respect to the Company’s common stock.  Upon filing, please forward a copy of such Form 25 to my attention.

Unless or until the Commission grants effectiveness to the Company’s Form 25, it remains imperative that the Company continue to submit all notices and filings and to pay all fees associated with being listed on the Exchange.

If you have questions or concerns regarding this process, please contact me at (312) 442-7832 or at cgray@nyse.com.

Yours truly,

/s/ Craig Gray

Craig Gray
Lead Analyst—Listing Compliance